UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. __________

In the matter of the Application of BNY Mellon ADRPLUS Funds Trust, Precidian ADRs LLC, as Sponsor, and Foreside Fund Services, LLC, as Distributor

Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 4(2), 22(d), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, under Section 17(d) and Rule 17d-1 of the Act permitting certain joint transactions, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Mark Criscitello

Precidian ADRs LLC

350 Main Street, Suite 9

Bedminster, New Jersey 07921-2689

With copies to:

George Simon, Esq. Foley & Lardner LLP 321 North Clark Street, Suite 2800 Chicago, IL 60654-5313	Peter Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306

Page 1 of 57 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on August 1, 2014

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I.	INTRODUCTION

A.	SUMMARY OF REQUESTED RELIEF

In this Application, dated as of August 1, 2014 (this “Application”), the undersigned applicants, Precidian ADRs LLC (“Precidian”, and in such capacity, together with its successors’ and affiliates, the “Sponsor”), BNY Mellon ADRPLUS Funds Trust (“Trust”), and Foreside Fund Services, LLC (the “Distributor”, and together with the Sponsor and the Trust, the “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for exemption from Sections 4(2), 22(d), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act, under Section 17(d) and Rule 17d-1 of the Act permitting certain joint transactions, and under Section 12(d)(1)(J) of the Act for exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). A bank or trust company that is unaffiliated with the Sponsor and Bank of New York Mellon (“BNY Mellon”) will act as the Trustee of each of the separate series comprising the Trust.

The requested Order would permit, among other things, each of the following transactions:

(1)	issuance by a registered unit investment trust with multiple series thereof (each series, a “Fund” and, collectively, the “Funds”) of shares (“Shares” or “Fund Shares”) in large aggregations only (“Creation Units”) to Authorized Participants (as defined herein);

(2)	redemption of Shares in-kind in Creation Unit multiples only by Authorized Participants;

(3)	certain “affiliated persons” of the Funds to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Fund Shares;

(4)	secondary market transactions in Fund Shares to occur at negotiated prices;

(5)	dealers to sell Fund Shares to purchasers in the secondary market unaccompanied by a prospectus when prospectus delivery is not required by the Securities Act of 1933, as amended (the “Securities Act”);

(6)	each Fund to enter into a currency hedge transaction with BNY Mellon, Authorized Participants, and/or their affiliates (collectively “Counter-Parties”);

(7)	each Fund to license intellectual property from the Sponsor and BNY Mellon and to pay the Sponsor and BNY Mellon the associated licensing fees;

(8)	the Funds to reimburse BNY Mellon and the Sponsor for certain expenses incurred by them in connection with development of the Funds;

(9)	each Fund to pay costs associated with maintaining the Fund, including costs related to the marketing and distribution of the Fund Shares;

(10)	permitting certain registered management investment companies and registered unit investment trusts (“Investing Funds”) outside of the same group of investment companies as the Funds to acquire Fund Shares, and to permit the Funds, the Distributor and any broker-dealers (including broker-dealers that may be technically affiliated with a Fund or Funds) to sell Fund Shares in excess of limits established under the Act;

Entities that currently intend to rely on the Order include the Applicants, BNY Mellon and Authorized Participants. Applicants intend that the relief granted hereby would apply prospectively to each series of the Trust as well as new unit investment trusts with the same investment objective and Sponsor.

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Commission under the Act. This Application may be signed by the Applicants in counterparts.

B.	COMPARABILITY TO PRIOR RELIEF GRANTED BY THE COMMISSION

The Commission has previously granted relief to other unit investment trusts with respect to the operation of exchange traded funds (“ETFs” and individually an “ETF”) and/or open-end management investment companies with respect to most categories of relief sought herein.1 The relief herein requested differs from that previously given in the following respects:

The Funds differ from the ETFs that have obtained previous orders in that each Fund will invest in a single issue of the common equity securities of a company that trades in a currency other than the U.S. dollar or in American Depository Receipts2 representing a single issue of such company’s common equity securities (“Portfolio Securities” and individually a “Portfolio

1     See BLDRS Index Funds Trust, et al., Investment Company Act Release Nos. 27745 (February 28, 2007) (notice) and 27768 (March 21, 2007) (order); NASDAQ-100 Trust, Series 1, et al., Investment Company Act release Nos. 23668 (January 27, 1999)(notice) and 23702 (February 22, 1999)(order); Midcap SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 20797 (December 23, 1994)(notice) and 20844 January 18, 1995(order); SPDR Trust, Series 1, et al., Investment Company Act Release Nos 18959 (September 17,1992)(notice) and 19055 (October 26, 1992)(order).

2 “ADRs” as used herein, refers to American Depositary Receipts representing share of non-U.S. companies that are held by a U.S. depositary bank outside the United States. The term ADR also applies to American depositary shares, or ADSs, and, as applicable in this Application, references to ADR herein include common equity securities of a company that trade in a currency other than the U.S. dollar. The ADRs referred to may be sponsored or unsponsored ADRs. All ADRs will be registered with the Securities and Exchange Commission on Form F-6. The ADRs referred to herein may be Level 1 ADRs (that trade over the counter and do not raise capital on US markets), Level 2 ADRs (that trade on a national securities exchange and that do not raise capital in the US) or Level 3 ADRs (that have a trading presence in the United States and that have access to US capital markets.

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Security”). All previous relief granted to unit investment trusts has related to ETFs whose portfolios comprised securities of more than one issuer and tracked an index.

Because the Funds will hold a single security, Applicants seek assurance that the retention of a new security or American Depository Receipt received by a Fund as a result of a merger or other corporate action involving the original security will not be a substitution of a security which would violate Section 26(b) of the Act in the absence of an order of the Commission approving the substitution.

In addition, upon formation, each Fund will enter into a currency hedge contract (“Currency Hedge Contract” and collectively “Currency Hedge Contracts”) that will have the effect of decreasing the foreign currency exposure associated with the Portfolio Securities and which may involve the payment by the Counter-Parties of their contractual liability under the Currency Hedge Contracts in the form of American Depository Receipts. Because Counter-Parties may include the BNY Mellon (which, as discussed below, may be regarded as a promoter of the Funds), Authorized Participants or affiliates thereof, Applicants are seeking assurance that such activity will not violate Sections 17(a) and 17(d) of the Act.

BNY Mellon, including personnel in its Depositary Receipts Division (“DR Division”), has been instrumental in developing the product design of the Funds with the Sponsor and therefore BNY Mellon could be viewed as a “promoter” of the Funds as defined in Section 2(a)(30) of the Act. Applicants are seeking relief from the provisions of Section 17(a) of the Act and, as to the Sponsor also from Section 17(d) and Section 26(a)(2)(C) of the Act, to permit both BNY Mellon and the Sponsor (i) to recoup certain expenses incurred in the Funds’ development and (ii) to receive certain license fees related to intellectual property and technology licensed to the Funds.

The Applicants are also seeking relief from Section 26(a)(2)(C) to permit the Funds to pay certain expenses incurred in connection with the Fund’s distribution and marketing customarily borne by the Sponsor.

II.	BACKGROUND

A.	THE APPLICANTS AND OTHER SERVICE PROVIDERS

The Trust will register under the Act with the Commission as a unit investment trust with multiple series. Each series, or Fund, will be a New York common-law trust and will be structured as a grantor trust for tax purposes. The Sponsor and Trustee will enter into Standard Terms and Conditions of Trust that contain terms applicable to the trust document for each Fund. The Sponsor and Trustee will also enter into a Trust Agreement with respect to each Fund that will include provisions particular to that Fund and will incorporate the Standard Terms and Conditions of Trust (the Trust Agreement and the Standard Terms and Conditions of Trust are collectively referred to herein as the “Indenture”).

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The Trust initially intends to establish twelve Funds:

Fund Name	Local Currency
BNY Mellon Toyota Motor Corp ADRPLUS	Japanese Yen
BNY Mellon Total S.A. ADRPLUS	Euro
BNY Mellon Syngenta A.G. ADRPLUS	Swiss Franc
BNY Mellon American Movil S.A.B. de C.V. ADRPLUS	Mexican Peso
BNY Mellon Glaxosmithkline ADRPLUS	British Pound
BNY Mellon Westpac Banking Corp ADRPLUS	Australian Dollar
BNY Mellon Royal Dutch Shell PLC A ADRPLUS	Euro
BNY Mellon Royal Dutch Shell PLC B ADRPLUS	British Pound
BNY Mellon UBS AG ADRPLUS	Swiss Franc
BNY Mellon Anheuser Busch Inbev NV ADRPLUS	Euro
BNY Mellon Mitsubishi UFJ Financial Group Inc ADRPLUS	Yen
BNY Mellon Grupo Televisa SAB ADRPLUS	Mexican Peso

All of the underlying ADRs to be held by the proposed Funds are listed on the New York Stock Exchange. The Trust may establish additional Funds in the future.

A bank or trust company that is unaffiliated with the Sponsor and BNY Mellon will act as Trustee. In accordance with the Trust Indenture, the Trustee may enter into service contracts with third parties, including the BNY Mellon, pursuant to which those third parties will perform administrative services for the Funds. It is anticipated that BNY Mellon will be appointed custodian for the Funds, but will have no discretion regarding the operation of the Funds. Applicants also anticipate that FTSE International Limited (FTSE Group or “FTSE”) will contract to provide information regarding currency prices used for the Funds.

A Fund may hold ADRs for which BNY Mellon acts as the depositary bank as well as ADRs issued by other depositary banks. BNY Mellon receives compensation for services as depositary bank, as do all depositary banks providing such services.

As directed by the Indenture, the Trustee will enter into license agreements with BNY Mellon and the Sponsor to license certain intellectual property owned or licensed by those

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entities. The license granted the Funds by BNY Mellon will permit the Funds to use the names “BNY Mellon ADRPLUS”, “BNY Mellon” and “ADRPLUS” and to utilize certain intellectual property developed or licensed by BNY Mellon related to the calculation of the notional value of the Currency Hedge Contract. The license granted the Funds by the Sponsor will permit the Funds to use certain technology relating to the operation of the Funds.

The Distributor is a registered broker-dealer and will act as the principal underwriter (on an agency basis) of the Creation Units and will be responsible for transmitting such orders to the Fund’s transfer agent. In addition, it is anticipated that the Sponsor will contract with the Distributor to supply an individual to act as Chief Compliance Officer for the Funds, and to provide related compliance program support.

B.	OPERATION OF THE FUNDS AND HEDGING CONTRACTS

Upon formation, the Sponsor will cause each Fund to be seeded with Portfolio Securities of a single issue. At that time each Fund will also enter into a Currency Hedge Contract that will minimize the impact of fluctuations in the exchange rate between the U. S. dollar and the foreign currency reflected by the Portfolio Securities (“Local Currency”)3. The Currency Hedge Contract will last for the term of the Fund and will provide that the notional exposure will vary day to day based upon the value of the Portfolio Securities on that day as expressed in the local currency of the Portfolio Securities.4 The Currency Hedge Contract has been structured by the Sponsor to enable the Funds to meet grantor trust status under the Internal Revenue Code.

On each Business Day (as defined below), the Currency Hedge Contract will be marked to market based on the notional value of the Currency Hedge Contract as of the close of business on the prior Business Day and the change in the value of the Local Currency in relation to the U.S. dollar (“Exchange Rate”) from the prior Business Day to the current Business Day. The Exchange Rate will be established by an independent pricing service.5 This mark to market amount, expressed in U. S. dollars, will be used to calculate a Fund’s net asset value (“NAV”).

3 Although ADRs trade in US dollar denominations, foreign currency fluctuations affect the value of ADRs because the underlying foreign ordinaries trade in a foreign currency. Foreign currency exchange risk presents investors with risks that are exogenous to risks associated with the company itself. An investor may wish to invest in an ADR but not be exposed to the currency risk. Currency risk management can be complicated for investors. Each Fund, however, makes currency hedging automatic. The hedge will be built into the Fund. This convenience will allow investors to diversify their portfolios without the burden of managing or accepting currency risks. For investors, the Funds will offer a significant benefit by mitigating currency risk. Because each Portfolio Security includes exposure to its local foreign currency, the Currency Hedge Contract will provide profit to the Fund if the value of the foreign currency as expressed in U.S. dollars falls and will subject the Fund to loss if the value of the foreign currency as expressed in U.S. dollars rises.

4 For example, if a Fund held 100,000 shares of an ADR valued at ¥4000, the Currency Hedge Contract would provide notional exposure of ¥400 million. If the ADR rose in value to ¥4100, the notional value of the Currency Hedge Contract would change in value to ¥410 million.

5 Applicants currently intend to use the FTSE/Cürex FX Index 4pm Fix although the Trust will permit the Sponsor and Trustee to change the provider to another recognized third-party provider without shareholder approval.

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At least once per month or when the accumulated mark to market payments exceed a threshold specified in the Currency Hedge Contract, either the Fund or the counter-party to the Currency Hedge Contract (“Counter-Party”) will reduce the mark to market amount approximately to zero by transferring assets to the other party. It is anticipated that, if the Counter-Party owes the Fund money, it will transfer Portfolio Securities to the Fund with a value approximately equal to the mark to market imbalance6. If the Fund owes the Counter-Party money, it will transfer U.S. dollars to the Counter-Party. In order to obtain this amount of cash, the Sponsor may instruct the Fund’s custodian to sell Portfolio Securities.

As a result of these mark to market payments, the ratio of Portfolio Securities to Fund Shares will vary over time. For example, upon formation, Fund Shares of a particular Fund may equal one ADR share. If the mark to market payments would require the Fund to sell ADRs in order to make a payment to the Counter-Party, each Fund Share would equal less than one ADR share. Conversely, if mark to market accruals were to require the Counter-Party to transfer ADRs to the Fund, each Fund Share would represent more than one ADR share.

The Fund Shares will be issued only in Creation Units consisting of a specified number of Fund Shares with an initial market value of at least $1 million. Fund Shares will be listed on an Exchange (as defined below) and will be traded in the secondary market as individual shares in the same manner as other equity securities. As used herein, “Exchange” means a national securities exchange as defined in Section 2(a)(26) of the Act.

In the future, Precidian may sponsor additional Funds as series of the Trust or may form new trusts and series of such trusts (each a “Future Trust”). Each Future Trust would be a unit investment trust which would invest in a single Portfolio Security with a corresponding hedge in the form of a Currency Hedge Contract.

Applicants request that the order apply to any Future Trust. Any Future Trust will (a) be organized under New York law pursuant to a trust agreement entered into with a bank or trust company that is unaffiliated with BNY Mellon or the Sponsor that has terms substantially similar to those described herein, (b) be sponsored by Precidian and (c) comply with the terms and conditions of the order. References in the application to “Fund” or “Funds” include, individually or collectively, the series of the Trust and any Future Trusts.

Because the Currency Hedge Contract will be open for the entire term of each Fund, it will provide flexibility as to what entities will be Counter-Parties. BNY Mellon, or an affiliate thereof, will be the nominal Counter-Party, but will have the ability to permit all or a portion of the obligations to the Counter-Party to be shared with one or more entities that meet specified financial and regulatory criteria set forth in the Currency Hedge Contract and disclosed in each Fund’s prospectus. Neither BNY Mellon nor any other Counter-Party will receive any

6 For purposes of determining the number of Portfolio Securities to be delivered, the Portfolio Securities will be valued at the same price as used in calculating the Fund’s NAV on that day. Counter-Parties will not have the ability to influence the valuation of the Portfolio Securities. Although the Applicants anticipate that the Counter-Party will pay its liability to the Fund in the form of Portfolio Securities, they may determine that the Currency Hedge Contract instead provide that the Counter-Party pay its liability to the Fund in cash.

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compensation from the Funds in connection with any Currency Hedge Contract. However each Counter-Party will make or lose money as the result of the mark to market payments discussed above. Each Fund’s obligation to the Counter-Party will be collateralized by a portion of the Fund’s holdings of ADR shares.

C.	CAPITAL STRUCTURE AND VOTING RIGHTS; BOOK-ENTRY

Upon acceptance of an order to purchase Creation Units, the Distributor will transmit such order to the Fund’s transfer agent and instruct the transfer agent to initiate the book-entry movement of the appropriate number of Fund Shares to the account of the entity placing the order. Each Fund will have one class of Shares. Each shareholder will have one vote per Fund Share with respect to matters regarding the Fund for which a shareholder vote is required, consistent with the requirements of the Act and the rules promulgated thereunder and relevant New York law.

Fund Shares will be registered in book-entry form only and the Funds will not issue individual Fund Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Fund Shares. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation and National Securities Clearing Corporation (“NSCC”).

Beneficial ownership of Fund Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of financial institutions. Beneficial Owners will exercise their rights in Fund Shares indirectly through DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). All references herein to owners or shareholders will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner will have the right to receive a certificate representing Fund Shares. Delivery of notices, statements, shareholder reports and other communications from a Fund to Beneficial Owners will generally be at the Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

The terms of each Indenture will require, upon approval by the Commission, that Beneficial Owners that wish to loan their shares pay a fee to the Sponsor specified in the Indenture. This fee will only be implemented upon approval by the Commission.

D.	STOCK EXCHANGE LISTING

The Trust intends to submit an application to list Fund Shares, which will be traded in the secondary market in the same manner as other equity securities, on an Exchange. Except as permitted by the relief requested from Section 17(a), no promoter of the Funds, principal

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underwriter or distributor of the Funds or affiliated person of the Fund or any affiliated person of such person will be either (i) a “Participating Party” (namely, a broker or other participant in the Continuous Net Settlement System of the NSCC, or a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units ((i) and (ii) collectively, the “Authorized Participant”). Neither the Distributor nor any other affiliated person of the Funds, their promoter or principal underwriter will maintain a secondary market in Fund Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Act solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that each Exchange on which Shares are listed will appoint one or more market makers or designated liquidity providers to the Fund Shares, in accordance with its trading practices and rules.

E.	SALES OF SHARES

1.	General

a.	Orders and Valuation of a Fund

A Fund will issue Shares in multiples of Creation Units through the Distributor on a continuous basis at NAV. The issuance of Shares will operate in a manner substantially identical to that of the ETFs that are the subject of prior Commission orders. A Fund will issue Shares only at the NAV per Share next determined after an order in proper form is received. The Trust will sell and redeem Shares on each such day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(d) of the Act (each such day, a “Business Day”).

Shares may be purchased in multiples of Creation Units from a Fund by any Authorized Participant for its own account or for the account of a customer. Settlement of Portfolio Securities will be made through DTC and of cash by wire transfer. The Distributor will furnish acknowledgements to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s prospectus (“Prospectus”) or statement of additional information (“SAI”).

The NAV of each Fund is expected to be determined once each Business Day at a time specified in the Fund’s Prospectus, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern time) (the “Valuation Time”). Each Fund will establish a cut-off time (“Order Cut-Off Time”) for purchase orders in proper form. To initiate a purchase of Shares, a DTC Participant must submit to the Distributor an irrevocable order to purchase such Shares after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Sponsor and Fund’s transfer agent determine that an earlier Order Cut-Off Time for purchase of Shares is necessary and is in the best interests of Fund shareholders.

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b.	Creation and Redemption Fees

A transaction fee is payable to the Fund’s transfer agent in connection with each purchase and each redemption (the “Creation/Redemption Fee”), in large part to defray the settlement costs incurred by the transfer agent and custodian in processing securities deposited into or withdrawn from the Fund. Such Creation/Redemption Fee is non-refundable. The Creation/Redemption Fee charged shall not exceed $250 per creation or redemption (see “PAYMENT FOR FUND SHARES”). The Creation/Redemption Fee may subsequently be changed by the Fund’s transfer agent upon the consent of the Sponsor. The amount of the Creation/Redemption Fee (including any variations in the amount and the method of calculating the Creation/Redemption Fee) will be disclosed in the Prospectus for the Trust. Any changes in the amount of the Creation/Redemption Fee will be effected by a notice contained in an amendment to the Prospectus. All variations in the amount of the Creation/Redemption Fee will be imposed in compliance with the provisions of Rule 22d-1, as if it were a sales load, and combined with the Deferred Sales Charge (as defined below) for purposes of calculation of maximum fees.

c.	Sales Load

Unlike traditional UITs, ETFs are in a continuous distribution of their shares. As a result, the Funds will not impose any immediate sales charge upon sale of Fund Shares other than the Creation/Redemption Fees described above. In lieu of a sales load, the Fund will pay an annualized distribution and marketing fee (“Marketing Fee”) designed to reimburse the Trustee, Sponsor and other marketing agents, which could be BNY Mellon, for listing fees, advertising and promotional expenses, and to pay the fees of the Distributor related to distribution.7

The amount of the Marketing Fee will be disclosed in the Prospectus for each Fund Share both in a table as required by Form N-1A relating to sales charges, modified as appropriate to reflect the differences between unit investment trusts and open-end management companies.

d.	Purchases of Shares — Secondary Market

The price for Fund Shares purchased in the secondary market will be based on current market prices. No sales are made to brokers or dealers at a concession. Transactions involving the sale of Fund Shares are subject to customary brokerage commissions and charges.

e.	Section 12(d)(1) Disclosure

The Fund Shares are shares of an investment company and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from the Fund or in the

7 These sales charges cover, among other things, distribution expenses, including the Distributor’s fees, and printing and marketing expenses. Because the Funds will not be managed, ongoing expenses will generally be low, consisting principally of regular annual charges by the Trustee, the Sponsor and other service providers for their services.

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secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in each Prospectus.

2.	Settlement of Creation Units

The Distributor is responsible for delivering a Prospectus to those persons purchasing Creation Units. The Distributor maintains records of both the orders placed with it for the purchase of Creation Units and the confirmations of acceptance issued by it. In addition, the Distributor maintains a record of the instructions given to implement delivery of Creation Units in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a registered broker-dealer and a member of FINRA. The Fund pays the Distributor for its services an annual fee. Payment of that fee will be made out of the Marketing Fee.

3.	Placement of Creation Unit Purchase Orders

To be eligible to place orders with the Distributor to purchase Creation Units, an entity or person must be an Authorized Participant. All orders to purchase Creation Units must be placed in multiples of Creation Unit sizes. All orders to purchase Creation Units must be received by the Distributor by no later than Order Cut-Off Time (as defined below), in each case on the date such order is placed in order for the purchase of Creation Units to be effected based on the net asset value of the Trust as determined on such date. The “Order Cut-Off Time” is the closing time of the regular trading session on the Exchange (expected ordinarily to be 4:00 p.m. New York time). The date on which a purchase order (or order to redeem as discussed below) is placed is herein referred to as the “Transmittal Date”. Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Fund’s transfer agent, pursuant to procedures set forth in the Participant Agreement. Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Fund’s transfer agent, the Distributor, a Participating Party, or a DTC Participant.

4.	Rejection of Purchase Orders for Shares

The Distributor will reject any order to purchase Creation Units that is not submitted in proper form. In addition, the Distributor may reject a purchase order transmitted to it by the Distributor if (1) the depositor or group of depositors, upon obtaining the Fund Shares ordered, would own eighty percent (80%) or more of the outstanding Fund Shares, (2) the Creation Deposit is determined not to be in proper form, (3) the acceptance of the Creation Deposit would have certain adverse tax consequences, (4) the acceptance of the Creation Deposit would, in the opinion of counsel, be unlawful, (5) the acceptance of the Creation Deposit would otherwise, in the discretion of the Distributor, have an adverse effect on the Fund or the rights of Beneficial Owners, or (6) there exist circumstances outside the control of the Distributor or Fund’s transfer agent and that make it for all practical purposes impossible to process purchases of Creation

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Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, flooding, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Sponsor, the Trustee, the Fund’s transfer agent the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

F.	PAYMENT FOR FUND SHARES

Payment with respect to purchase orders placed through the Distributor will be made by the “in-kind” deposit of a specified number of Portfolio Securities for the particular Fund (referred to as the “Deposit Securities”) with the Fund’s custodian, together, in most cases, with a cash payment (“Cash Component”) in an amount equal to the difference between the value of the Deposit Securities and that day’s NAV8. The Deposit Securities and the Cash Component are collectively referred to herein as a “Creation Deposit”. In connection with an order to purchase Creation Units on any given day, the Cash Component may be a positive or negative amount9. If the Cash Component is a positive amount, the purchaser of Creation Units will pay the Fund the amount of the Cash Component. If the Cash Component is a negative amount, the Fund will pay the purchaser of the Creation Units the Cash Component. If the Fund lacks sufficient cash to pay the negative amount, the Fund’s custodian may either sell Portfolio Securities sufficient to make the payment or advance funds to the Fund and recover the advance at a later time.

8 In general the Cash Component will equal Income Net of Expense Amount (as hereinafter defined), plus or minus, as the case may be, the Hedging Accrual Amount (as hereinafter defined), plus, unless the Authorized Participant is required to deposit any fractional share required to replicate the fractional undivided interest in the Fund assets represented by the Creation Units, , the Balancing Amount (as hereinafter defined). The “Income Net of Expense Amount” is an amount equal, on a per Creation Unit basis, to the dividends on all the Portfolio Securities with ex-dividend dates during the period beginning on the most recent ex-dividend date for Fund Shares (generally, the third Friday in each of March, June, September, and December) through and including the current Business Day (the “Accumulation Period”) as if all of the Portfolio Securities had been held for such period, net of accrued expenses and liabilities for such period, not previously deducted (including, without limitation, (x) taxes or other governmental charges against the Fund not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Fund (including legal and auditing expenses) and other expenses not previously deducted). The “Hedging Accrual Amount” is the amount accrued but unpaid mark to market amount due to or from the Fund due to foreign currency gains or losses on the Currency Hedge Contract on any Business Day. If the Applicants determine that any fractional share included in the required Deposit Securities may be deposited in cash, the Authorized Participant will deposit the “Balancing Amount” which is the cash value of that fractional share. Any fractional share deposited in kind will be acquired from BNY Mellon which will own the remaining fraction of the share as a tenant in common with the Fund.

9 For example, if the dividends on Portfolio Securities with an ex-dividend date during the Accumulation Period, plus or minus the Balancing Amount and Hedging Accrual Amount, exceed the accrued expenses and liabilities of the Trust for such period, the Cash Component will have a positive value. Conversely, if dividends on Portfolio Securities with an ex-dividend date within the Accumulation Period, plus or minus the Balancing Amount and Hedging Accrual Amount, are less than the accrued expenses and liabilities of the Fund for such period, the Cash Component will have a negative value).

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The determination of the number of shares of a Portfolio Security comprising the Deposit Securities, as well as the calculation of the elements of the Cash Component of the Creation Deposit will be made by the Evaluation Agent, whose determination is final and binding.

G.	REDEMPTION

Fund Shares in Creation Unit size aggregations are ordinarily redeemable in kind only and are not redeemable for cash except under certain circumstances. Creation Units may be redeemed by submitting a request for redemption to the Fund’s transfer agent in the manner specified below.10 Beneficial Owners of Fund Shares may sell Fund Shares in the secondary market, but must accumulate enough Fund Shares to constitute a Creation Unit in order to redeem through the Fund. Fund Shares can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Authorized Participant. Fund Shares will remain outstanding until redeemed or until the termination of the Fund.

Requests for redemptions of Creation Units may be made on any Business Day to the Fund’s transfer agent. Requests for redemptions shall not be made to the Distributor. In case of redemptions the Creation/Redemption Fee will be deducted from the amount delivered to the redeemer or added to the amount owed by the redeemer to the Trustee on behalf of the Fund, as applicable. In all cases, the tender of Creation Units for redemption and distributions to the redeemer (or payments to the Fund, as applicable) in respect of Creation Units redeemed is effected through DTC and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book entry system of DTC or the relevant DTC Participant, as the case may be.

The Fund’s custodian transfers to the redeeming Beneficial Owner via DTC and the relevant DTC Participant(s) the Portfolio Securities for each Creation Unit delivered, (1) on the date a request for redemption is deemed received by the Fund’s transfer agent as described below or (2) on the date that notice of the termination of the Fund is given, in the case of the termination of the Fund. Each redemption also includes a cash amount, the “Cash Redemption Amount”, which is either paid by the redeemer to the Fund or paid to the redeemer by the Fund as described below. On any given Business Day, the Cash Redemption Amount is typically an amount identical to the amount of the Cash Component and is equal, on a per Creation Unit basis, to the difference between the value of the Portfolio Securities delivered in the redemption to the redeemer and the Fund’s NAV on that day. If the Cash Redemption Amount has a positive value, the Fund’s custodian will transfer payment thereof via the relevant DTC Participant(s) to the redeeming Beneficial Owner. Conversely, if the Cash Redemption Amount has a negative value, such Beneficial Owner is required to deliver payment thereof via the relevant DTC Participant(s) to the Fund custodian. The Fund’s custodian on behalf of the Fund will transfer the Cash Redemption Amount (if required) and the securities to the redeeming

10 The Trusts must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with redemption securities (“Redemption Securities”), including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. The specified Deposit Securities and Redemption Securities will generally correspond pro rata to the Portfolio Securities.

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Beneficial Owner by the third Business Day following the date on which the request for redemption is deemed received. In cases in which the Cash Redemption Amount is payable by the redeemer to the Fund, the redeeming Beneficial Owner (via DTC and the relevant DTC Participant(s)) is required to make payment of such cash amount by the third Business Day following the date on which the request for redemption is deemed received. The Fund’s transfer agent will cancel all Shares delivered upon redemption.

H.	DISTRIBUTIONS AND TAXES

The Fund’s custodian will credit to the Income Account maintained for each Fund all dividends and other income received on the Portfolio Securities. The Fund’s custodian will credit to the Capital Account maintained for each Fund the Portfolio Securities, the proceeds of any sale of Portfolio Securities, and any cash received in connection with settlement of the Currency Hedge Contract. Distributions from the Income Account of each Fund are made quarterly in the event that dividends accumulated in respect of the Portfolio Securities and other income, if any, received by the Fund exceed Fund fees and expenses accrued since the prior ex-dividend date. The regular quarterly ex-dividend date, if any, for Fund Shares is the third Friday in each of March, June, September, and December, unless such day is not a Business Day, in which case the ex-dividend date will be the immediately preceding Business Day (the “Ex-Dividend Date”). Distributions from the Capital Account of each Fund shall be made quarterly if the cash balance of the Capital Account on the Ex-Dividend Date is at least $0.03 per Share. Beneficial Owners as reflected on the records of DTC and the DTC Participants on the second Business Day following the Ex-Dividend Date (the “Record Date”) are entitled to receive the amount distributed, if any, from the Income Account and Capital Account. For the purposes of such distributions, amounts are calculated at least to the nearest 1/100th of $0.01 per Share. No distributions from the Income Account of any Fund will be made in any quarter if the aggregate distribution would be less than 5/100ths of one percent (0.05%) of the net asset value of the Fund as of the Friday in the week immediately preceding the Ex-Dividend Date and no distribution from the Capital Account will be made in any quarter if the aggregate amount for distribution in such account is less than $0.03 on the Ex-Dividend Date. When distributions are made by the Fund, payment is made on the specified number of Business Days following each Ex-Dividend Date (the “Distribution Date”) as disclosed in the Prospectus for the Fund. Distribution payments are made through DTC and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee.

The Sponsor reserves the right to vary the frequency with which distributions, if any, are to be made from the Fund (e.g., from quarterly to semi-annually) if it is determined by the Sponsor, in its discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to registered investment companies or would otherwise be advantageous to the Fund. In addition, the Sponsor reserves the right to change the regular Ex-Dividend Date for Fund Shares to another regular date if it is determined by the Sponsor, in its discretion, that such a change would be advantageous to the Fund. Notice of any such variance (which notice shall include changes to the Record Date, the Ex-Dividend Date and the Accumulation Period resulting from such variance) shall be provided to Beneficial Owners via DTC and the DTC Participants.

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Each Fund will be structured to qualify as a grantor trust under the Internal Revenue Code and as a result Beneficial Owners will be taxed as if they owned a pro rata portion of the assets of a Fund.

I.	OPERATIONAL FEES AND EXPENSES

Each Fund will pay the Trustee a fee calculated as a percentage of the net asset value of the Fund, such percentage amount to vary depending on the net asset value of the Fund. In addition, each Fund will pay fees to the Sponsor as Evaluation Agent, fees to other service providers, license fees to BNY Mellon and to the Sponsor for use of certain intellectual property, Marketing Fees, organizational and product development costs11. Fees are computed on each Business Day on the basis of the net asset value of the Fund on such day and the amount thereof is accrued daily and paid monthly.

Trustee fees and other fees and expenses are first paid from the Income Account of the Fund, out of income received by a Fund in the form of dividends and other distributions on the Portfolio Securities. However, Fund income may be insufficient to cover Fund fees and expenses. In such circumstances, the Fund’s custodian will apply any cash on hand in the Capital Account of the Fund and, if that is insufficient, sell Portfolio Securities in an amount sufficient to pay the balance of the accrued fees and expenses.

The Trustee, Sponsor and other Fund service providers may, in each of their discretion, waive all or a portion of their fees.

J.	SHAREHOLDER REPORTS

With each distribution, the Fund’s custodian will furnish to DTC for dissemination to its participants the amount being distributed from the Income and Capital accounts, expressed as a dollar amount per Share. Beneficial Owners will also receive annual notification as to the tax status of the Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners, a Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

K.	AVAILABILITY OF INFORMATION REGARDING THE FUNDS

1.	General

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Sponsor.

11 Applicants note the staff no action letter to Pierre de St. Phalle (pub. avail. May 9, 1995), in which the staff took a no-action position with regard to charging the Funds organizational expenses. Development costs will be allocated pro rata among a large number of Funds such that no one Fund will bear a disproportionate amount of these costs.

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2.	IIV

The Exchange on which a Fund is primarily listed will disseminate, during regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the indicative intraday value (“IIV”) for each Fund on a per-Share basis every 15 seconds (or other periodic interval that may be specified by the Exchange’s rules, as approved by the Commission). The IIV is designed to provide investors and market participants with an intraday indicative value for the Shares. While it is anticipated that the IIV will accurately represent the current value of the Funds’ holdings (including accrued liabilities), it is not intended as a “real-time NAV” and (unlike a Fund’s actual NAV) will not include any extraordinary expenses or liabilities booked during the day. Each Fund will enter into a contractual agreement with a calculation agent to calculate and disseminate the IIV. It is anticipated that, although the calculation agent will not guarantee the accuracy of the IIV, the contract with the calculation agent will require that it use commercially reasonable efforts to calculate the IIV correctly, and update the calculation in a timely manner, based on the information provided to it as of the end of each Business Day. The Fund’s custodian and administrator will use commercially reasonable efforts to assure that the calculation agent has accurate information regarding the number of Portfolio Securities represented by each Fund Share as of the close on the prior Business Day as well as net income and accrued but unpaid mark to market payments under the Currency Hedge Contract as of the prior Business Day. Each Fund will provide the same portfolio information to the calculation agent as is used in the calculation of the Fund’s NAV and will provide such information in a secure, confidential and electronic manner.

The Funds’ calculation agent(s) will calculate the IIV throughout the trading day for each Fund by dividing the “Estimated Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio, the value of Portfolio Securities held by the Fund and the estimated Hedging Accrual Amount, minus an estimate of the Fund’s accrued but unpaid expenses. All Portfolio Securities will be valued by the calculation agent at the most recently received consolidated last sale price. In the event last sale prices for a Portfolio Security become unavailable during a trading day, the calculation agent would use the last available sale price until the Portfolio Security is fair valued by the Fund.

3.	Additional Information and Data

The Sponsor expects to maintain a website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including, for each Fund, (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),12 and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask

12 The Bid/Ask Price of a Fund Share is determined using the consolidated highest bid and the lowest offer as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

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Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website and information will be publicly available at no charge.13

Investors interested in a particular Fund can also obtain the Trust’s annual report on Form N-SAR and any Form N-CSR reports (collectively “Shareholder Reports”). The Trust’s Shareholder Reports are available free upon request from the Trust, and those documents along with the Fund’s Prospectus and the Form N-8B-2 may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of a unit investment trust. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amounts and make no warranty as to their accuracy.

III.	FUNDS INVESTING IN THE SHARES

A.	THE INVESTING FUNDS

The Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with a Fund (a “Participation Agreement”) in which they seek to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Investing Fund Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with, Precidian. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (“Investing Fund Sub-Adviser”). An Investing Management Company may be subadvised by Precidian or an affiliate of Precidian. Each Investing Fund Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940.

13 Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Thus, the IIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV.

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B.	PROPOSED TRANSACTIONS

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Fund Shares that would otherwise be prohibited by Section 17(a) of the Act. The proposed transactions are, in many respects, similar to the transactions for which exemptive relief was obtained by other applicants.14

C.	FEES AND EXPENSES

Shares of the Funds will be sold without up-front sales loads other than Creation/Redemption Fees and will permit Investing Funds to invest in foreign securities while mitigating unwanted currency exposure. The Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. Secondary market transactions will generally involve brokerage commissions and charges. Investing Funds owning Shares would indirectly pay their proportionate share of a Fund’s operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

D.	CONDITIONS AND DISCLOSURE RELATING TO SECTION 12(D)(1) RELIEF

Like prior applicants, Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds will not be part of the same group of investment companies as the Funds and will not be advised by Precidian or its Affiliates as the Investing Fund Adviser or Investing Fund Sponsor, but may be sub-advised by Precidian or an Affiliate. To address these concerns, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a Participation Agreement with the Fund. The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Participation Agreement will further require an Investing Fund that exceeds the 5% or 10% limitations in Sections 12(d)(1)(A)(ii) and 12(d)(1)(A)(iii) to disclose in its Prospectus that it

14     See, e.g., In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27845 (May 30, 2007); In the Matter of SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27543 (November 1, 2006); In the Matter of Vanguard Index Funds, et al., Investment Company Act Release No. 27386 (May 31, 2006) (the “Vanguard Order II”); In the Matter of SPDR Trust, Series 1, et al., Investment Company Act Release No. 26419 (April 19, 2004); In the Matter of BLDRS Index Funds Trust, et al., Investment Company Act Release No. 26415 (April 9, 2004) (the “BLDRS Order II”); In the Matter of iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (the “iShares Order”); In the Matter of PADCO Advisors, Inc., et al., Investment Company Act Release No. 24722 (October 31, 2000) (the “PADCO Order”); In the Matter of Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release No. 24566 (July 25, 2000); and In the Matter of Schwab Capital Trust, et al., Investment Company Act Release No. 24113 (October 27, 1999) (the “Schwab Order”).

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may invest in ETFs, and to disclose, in “plain English,” in its Prospectus the unique characteristics of the Investing Fund investing in ETFs, including but not limited to the expense structure and any additional expenses of investing in ETFs.

IV.	IN SUPPORT OF THE APPLICATION

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].” With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities or other property to an investment company and the purchase of securities or other property from an investment company, in both cases by an affiliated person of such company, if the Commission finds that “(1) [t]he terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned; (2) [t]he proposed transaction is consistent with the policy of each registered investment company concerned . . .; and (3) [t]he proposed transaction is consistent with the general purposes of [the Act].”

With respect to Section 17(d) and Rule 17d-1, relief is also requested. Pursuant to Rule 17d-1 promulgated under the Act, the Commission may, by order, approve a joint enterprise, arrangement, or profit-sharing plan and shall consider whether such enterprise, arrangement, or plan “is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.” Applicants believe that Fund Shares afford significant benefits in the public interest, including providing the ability to receive the economic results of investment in a foreign equity security without related currency exposure; providing a security that should be freely available in response to market demand; providing competition with a comparable product available on a foreign exchange and attracting capital to the U.S. equity market; and encouraging diversified investment. The Applicants believe that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of the registered investment companies involved, and are not to be effected for such registered investment companies on a basis different from or less advantageous than that of other participants.

Applicants have sought to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and, to the extent applicable, within the substantive limits of exemptive relief previously granted to others. The Applicants believe that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The Applicants have identified the following benefits of the Funds.

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Fund Shares as an Alternative to ADRs

Although many ADRs trade on Exchanges and are available for investment, all ADRs entail currency exposure that may be unwanted. Investors who only invest in securities have no available means to offset this currency exposure. Investors who are not restricted to investing in securities can hedge currency exposure through the use of derivatives and spot transactions in foreign currency although the cost of doing so and the inconvenience of doing so may make this approach unworkable. Fund Shares are a low-cost, convenient way of achieving this investment result.

Benefits to Individual Investors

Individual investors should be afforded the same opportunities to make investments that are available to institutional investors with greater capital resources. Fund Shares offer retail investors the opportunity to gain exposure to foreign securities while mitigating unwanted currency exposure. Recent changes to the securities and commodities laws have made it far more difficult for retail customers to engage in rolling spot foreign exchange transactions. Fund Shares will make it possible to obtain exposure to foreign securities without U.S. currency exposure and without the inconvenience of engaging in foreign currency trades.

Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. financial market participants must respond to new developments and encourage the development of new products. Innovative financial instruments such as Fund Shares attract investors and foreign capital to U.S. markets. Section 6(c) provides a means for the Commission to respond to evolving international financial market developments not specifically contemplated when the Act was passed.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

V.	REQUEST FOR ORDER

The Applicants request a Commission Order under Section 6(c) of the Act, for an exemption from Sections 4(2), 22(d), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1), 17(a)(2) and 17(d) of the Act.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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A.	SECTIONS 4(2) OF THE ACT

The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer . . . is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Section 4(2) of the Act defines a “unit investment trust” as follows:

an investment company which (A) is organized under a trust indenture . . . (B) does not have a board of directors, and (C) issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities . . .

Section 2(a)(22) of the Act defines the term “issuer” as every person who issues or proposes to issue any security, or has outstanding any security which it has issued.

The Applicants believe that the Fund Shares should be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund should be viewed as satisfying the definitional requirement that a unit investment trust “issues only redeemable securities.” Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Fund Shares is that a Beneficial Owner can only redeem Shares when aggregated with a specified number of Fund Shares that together constitute a Creation Unit. Because the Creation Unit aggregations can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or a “unit investment trust” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities.

If a Fund is regarded as the issuer of Shares that are not redeemable, and if fractionalizing redeemable securities is deemed to create a non-redeemable security within the meaning of Section 4(2)(C), the Fund would not meet the definition of unit investment trust under the Act. In such case, while the operation of the Fund will resemble a unit investment trust, the Fund could be deemed to fall within the definition of management company under Section 4(3) of the Act. Imposing the requirements of the Act with respect to management companies on the proposed structure would not be feasible without extensive relief from the provisions of the Act and would not adequately satisfy the intended business purposes of the Fund. In light of this possible analysis, the Applicants request an order to permit the Trust to register as a unit investment trust and to issue individual Shares of each Fund that are redeemable only in the Creation Unit aggregations as described herein.

Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought from Sections 4(2) and of the Act. The Commission is authorized

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by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any “person, security, or transaction, or any class or classes of . . . securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.” The Commission has stated its belief that Section 6(c) permits it “to exempt particular vehicles and particular interests from those provisions of the Act that inhibit competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990) (the “Reform Release”) at 84; See also Protecting Investors: A Half-Century Of Investment Company Regulation, Report of the Division of Investment Management, United States Securities and Exchange Commission (May 1992) (the “Half-Century Report”) at 506-07. As the Commission itself has noted, Section 6(c) “is a general [section] intended for use in unusual circumstances to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act.” In the Matter of Cisco Financial Corp., Investment Company Act Release No. 923 (July 17, 1946). In the Reform Release, the Commission emphasizes its broad exemptive power under Section 6(c), pointing out that it “has rejected the argument that simply because a provision prohibited certain conduct any exemption from that provision was contrary to the interest of the Act.” Reform Release at 83.

Indeed, in several instances the Commission has used its exemptive power under Section 6(c) to grant exemptive relief from the provisions of the entire Act. See, e.g., In re Great American Life Underwriters Inc., Investment Company Act Release No. 3070 (July 15, 1960); In re Hutchins Securities Co., Investment Company Act Release No. 408 (Nov. 24, 1942). See also Hennesev v. SEC, 293 F.2d 48, 50(3d Cir. 1961) (affirming an order of the Commission that retroactively exempted a company from all provisions of the Act).

The Commission has consistently asserted its belief that its exemptive authority under Section 6(c) is all-encompassing and applicable to any provision of the Act, as long as the purposes of the Act are advanced. Thus, the Commission found:

Section 6(c) permits us to exempt “any transaction” from “any provision” of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of the investors and the purposes fairly intended by the policy and provisions of this title.” Section 6(c) was inserted in the Act to take care of the exceptional situations and transactions which, while they might not be permitted under the specific statutory terms of other provisions, might still be regarded as “consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

In the Matter of Hugh B. Baker, Investment Company Act Release No. 956 (Oct. 23, 1946) (quoting Atlantic Coast Line Co., 11 S.E.C. 661, 667 (1942); International Mining Co, 12 S.E.0 374 (1942)).

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The Commission has also maintained that Section 6(c) “contains no qualification or limitation as to the Sections of the Act from which an exemption may be granted, or as to the types of prohibited transactions which may be exempted . . . Nor is there anything in the legislative history of that section which indicates a Congressional intent that its application be so limited.” In the Matter of Transit Investment Corp. & Albert M. Greenfield & Co., Investment Company Act Release No. 1171 (May 6, 1948). Similarly, the Commission has stated that “the broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.” In the Matter of the Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968).

The Commission’s use of its exemptive power under Section 6(c) is, of course, to be exercised with a view to the “responsibility to exercise with circumspection the broad power (regarding exemptions) conferred . . . The broad power embodied must not be so freely applied that the basic objectives of the Act are thwarted . . . The propriety of granting the relief which is sought depends largely upon the purposes of the section from which an exemption is requested, the evils against which it is directed, and the ends which it seeks to accomplish,” In the Matter of Transit Investment Corp. & Albert M. Greenfield & Co., supra.

In addition, Shares do not create any potential for the abuses against which the Act was intended to protect. The legislative history of the Act does not include any discussion of the purpose of requiring a unit investment trust to issue only redeemable securities, or whether such securities might be fractionalized, or the abuses to be prevented thereby. The hearings of the Subcommittee of the Senate Committee on Banking and Currency in connection with the bill which became the Act indicate that “there was not much discussion or any discussion on Section 3 and 4 [of the Act], and there was evidently no comment on those Sections.” Investment Trust and Investment Companies, 1940: Hearings on S.3580 Before the Subcomm. of the Senate Comm. on Banking and Currency, 86th Cong., 3d Sess., pt. 2, at 867 (statement of David Schenker, Chief Counsel, Investment Trust Study, the Commission). The limited references to Section 4 in the legislative history of the Act deal with the history and the classification of unit investment companies rather than with the intent and purposes behind the requirement that a unit investment trust issue only redeemable securities. See S. Rep. No. 1775, 76th Cong., 3d Sess. 3, 18 (1940); H.R. Rep. 2639, 76th Cong., 3d Sess. 6, 12 (1940); 86 Cong. Rec. 9807, 9810 (1940).

The Commission in its report submitted to the Congress did note, however, that after 1929, sponsors of unit investment companies emphasized, among other things, that the shares of unit investment companies did not sell at a discount since the shareholder could redeem his certificates at about asset value. The report also explained that “the salient characteristics of the open-end investment company, as in the fixed and semifixed investment trust, was [sic] that the investor was given a right of redemption so that he could liquidate his investment at or about asset value at any time he was dissatisfied with the management or for any other reason.”

Creation Units are always redeemable in accordance with the provisions of the Act. Viewing the owner of a Creation Unit who elects to fractionalize his Creation Unit as the issuer of Fund Shares for the purposes of the Act does not affect redeemability or impose any

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additional liability or obligation on, or dilute the interests of, other owners of Creation Units who do not elect to fractionalize their Creation Units. Owners of Fund Shares in an amount less than a Creation Unit size may purchase the requisite number of Fund Shares and tender the resulting Creation Unit for redemption. For investors who wish to obtain the necessary component Fund Shares in order to tender them for redemption, brokerage costs would presumably be outweighed by the benefits of redemption. Moreover, to the extent that redeemability of units of a unit investment trust affords the holders thereof a degree of liquidity of their investment, particularly where such units lack marketability, it should be noted that the Fund Shares are listed on an Exchange, affording all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at net asset value, the price of Creation Units on the secondary market and the price of the component Fund Shares, taken together, should not vary substantially from the net asset value of Creation Units. Also, each investor has the ability to purchase, redeem or fractionalize Creation Units rather than trade on the secondary market.

The Applicants also note that the structure of the proposed transaction is similar in some respects to offerings that have been made of ownership interests of convertible preferred stock. Such offerings, typically depository shares representing fractional shares of the convertible preferred stock, are convertible into common stock only upon aggregation of an amount equal to one preferred share. The holders of the depository shares are entitled to receive their proportionate share of dividends on the underlying stock and are otherwise entitled, upon aggregation of an amount equal to one preferred share, to all rights and benefits of an owner of the preferred stock. Such an arrangement is identical to the issuance, ownership rights and redeemability of Fund Shares. While Applicants understand that such depository arrangements have not been registered under the Act and therefore may not be subject to the provisions of the Act, nonetheless it is relevant that such arrangements have not been found harmful or abusive to the investing public.

The Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that each Trust’s securities are issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that exempting each Trust to permit it to continue to register as a unit investment trust and continue to issue Creation Units as described herein is appropriate in the public interest and consistent with the purposes of Section 1 of the Act, and, accordingly, hereby respectfully request that this Application be granted for an order of exemption.

B.	SECTION 22(d) OF THE ACT AND RULE 22c-1 UNDER THE ACT

Section 22(d) of the Act provides that no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the Prospectus. Rule 22c-1 provides that no registered investment company issuing any redeemable security, no person designated in such issuer’s Prospectus as authorized to consummate transactions in any such security, and no

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principal underwriter of, or dealer in, any such security shall sell, redeem or repurchase any such security except at a price based on the current net asset value of such security next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Fund Shares are listed on an Exchange. The initial sellers of Fund Shares on the Exchange are the owners of Creation Units. Fund Shares trade on an Exchange at all times on the basis of current bid/offer prices and not on the basis of net asset value next calculated after receipt of any sale order.

The sale of Fund Shares are not, therefore, effected at a current offering price described in the Prospectus, as required by Section 22(d), nor are sales and repurchases made at a price based on the current net asset value next computed after receipt of an order or tender, as required by Rule 22c-1. As discussed above, Fund Shares are viewed as not issued by each Trust for the purposes of the Act and therefore are not redeemable securities for the purposes of Section 22(d) or Rule 22c-1. However, in view of the possible contrary analysis, Applicants respectfully request that based on the facts hereinafter set forth the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the continued listing and trading of Fund Shares on an Exchange at a price based on a bid/offer market, rather than the net asset value of the units of each Trust.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the current method of pricing Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain [riskless] trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to assure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See Half-Century Report at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes — preventing dilution caused by [riskless]-trading schemes and preventing unjust discrimination among buyers — do not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares do not cause dilution for owners of Fund Shares because such transactions do not directly involve the Trust corpus. A dilution effect could occur only where transactions directly involving the Trust corpus take place. Similarly, secondary market trading in Fund Shares does not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Trust or any dealers involved in their sale.

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With respect to the third possible purpose of Section 22(d), anyone may sell Fund Shares, and anyone making a Creation Deposit may acquire Fund Shares in Creation Unit size aggregations; therefore, no dealer should have an advantage over any other dealer in the sale of Fund Shares. In addition, secondary market transactions in Fund Shares generally occur at prices roughly equivalent to their net asset value. If the prices for Fund Shares fall below the proportionate net asset value of the underlying Trust assets, an investor need only accumulate enough Fund Shares to constitute a Creation Unit to redeem at net asset value. Competitive forces in the marketplace thus ensure that the margin between net asset value and the price for Fund Shares in the secondary market remains narrow. Applicants would also like to note that this third factor assuring an orderly distribution system is for the benefit of investment companies and their contract dealers, and is not for the investor’s benefit. Applicants believe that they have the right to waive such protection by requesting this relief.

Prices in the secondary market fluctuate based upon the market’s assessments of price changes in securities held by a Trust. An investor executing a trade in Fund Shares does not know at the time of sale or purchase whether the price paid in the secondary market is higher or lower than the net asset value next computed by the Trust. (Indeed, such an investor might not wish to wait to that time before selling or purchasing.) Applicants believe that this ability to execute a transaction in Fund Shares at an intra-day trading price offers a key advantage to investors over the once-daily pricing mechanisms of conventional unit investment trusts and mutual funds. This is fully disclosed to investors, and the investors trade Fund Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the current methods for purchasing, redeeming and pricing Creation Units and pricing and trading Fund Shares.

C.	SECTION 24(d) OF THE ACT

Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act to grant relief from the prospectus delivery requirements under Section 24(d) to the extent necessary to allow the sale of Fund Shares by dealers in the secondary market unaccompanied by a prospectus when prospectus delivery is not otherwise required by the Securities Act. Section 24(d) of the Act provides, in part, that the prospectus delivery exemption provided by Section 4(3) of the Securities Act shall not apply with respect to any transaction in:

a redeemable security issued by . . . [a] unit investment trust, if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a distribution which is not exempted from Section 5 of [the Securities Act]. . . .

If Shares are viewed as redeemable securities and are deemed to be securities of the same class for the purposes of Section 24(d), and the prohibitions of Section 24(d) consequently apply, in determining whether such application is reasonable and consistent with the objectives of that

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section, Applicants believe that an examination of the context in which Section 24(d) typically applies as well as an analysis of the relevant legislative history is instructive.

Section 24(d) of the Act provides, in pertinent part, that the prospectus delivery exemption provided to dealer transactions by section 4(3) of the Securities Act does not apply to any transaction in a redeemable security issued by a unit investment trust (“UIT”). Applicants request an exemption from section 24(d) to permit dealers in Trust Shares to rely on the prospectus delivery exemption provided by section 4(3) of the Securities Act.

Secondary markets in securities issued by UITs are typically maintained by the sponsor of the UIT. This has been deemed to be desirable because this activity is said to increase the liquidity of the UIT’s securities and to avoid the potential termination of the UIT as a result of redemptions. See Reform Release. A UIT sponsor is currently defined as an “issuer” under Section 2(a)(4) of the Securities Act.15 While sales of securities in the secondary market, upon the completion of an offering, are not normally subject to the Securities Act, sales by a sponsor (i.e., issuer) in the secondary market are deemed subject to the provisions of the Securities Act, including the prospectus delivery requirements. The Commission as well as the courts have taken the position that “all securities offered or sold by an issuer . . . unless otherwise exempt, are deemed to be subject to the Securities Act notwithstanding the fact that the securities may have been previously sold pursuant to a registration statement.” See Investment Company Act Release No. 15612, 5, n.2 (March 8,1987).

Sponsor activity in the secondary market is relevant to Section 24(d) under the following analysis: because an offering or sale of securities in the secondary market by an issuer is subject to the provisions of the Securities Act, and under the Securities Act sales by dealers in connection with an offering of securities by an issuer are subject to prospectus delivery requirements for a defined period of time, the continuous activities of a sponsor in the secondary market with respect to its securities could be viewed as similar in many respects to a continuous offering of securities by the sponsor, justifying a prospectus delivery obligation for dealers selling such securities.

That the dealer exemption provided in Section 4(3) is disallowed pursuant to Section 24(d) on the premise that an “offering” of securities is ongoing is further supported by the fact that Section 24(d) also makes the dealer exemption unavailable where securities are being sold “through an underwriter in a distribution.” The Division of Investment Management in a no-action letter stated that as a result of Section 24(d) “there may be a prospectus delivery requirement for dealers even when a sponsor is not involved in the creation or maintenance of a secondary market for a UIT.” M L. Stern and Company Incorporated (pub. avail. October 14, 1988).

15     The Reform Release, in connection with its request for public comment on reform of the regulation of investment companies under the federal securities laws, questioned whether “the requirement that sponsors and third party dealers deliver a prospectus in connection with secondary market sales of UITs should be eliminated ...” and suggested that “one option would be to revise Section 2(4) of the Securities Act so that the depositor (Sponsor) of a UIT is not an ‘issuer’, or is only an ‘issuer’ until the initial public offering of the series is completed.”

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The secondary market contemplated for Fund Shares is significantly different, however, from the typical UIT secondary market in that the secondary market for Fund Shares does not exist as a result of any deliberate sponsor or underwriter activity but because Fund Shares are listed on an Exchange. Therefore, the characteristics of an offering based upon sponsor or underwriter activity in the secondary market are absent in the context of Fund Shares; the secondary market in Fund Shares bear none of the characteristics of the secondary market common to UITs. Indeed, Fund Shares trade on the secondary market in exactly the same manner that listed securities of operating companies, closed-end investment companies, SPDRs, MidCap SPDRs, Diamonds, Nasdaq-100 Shares and other companies trade, rather than in the manner in which securities issued by UITs typically trade. Perhaps the closest analog to Fund Shares (other than SPDRs, MidCap SPDRs, Diamonds, Nasdaq-100 Shares and the exchange-traded funds organized as open-end management investment companies) would be shares of a closed-end investment company that is listed and traded secondarily on an Exchange. To the extent that the application of Section 24(d) is based upon the theory that an offering is ongoing because of sponsor/issuer/underwriter activity in the secondary market, Applicants believe application of such theory to Fund Shares is unwarranted.

The legislative history provides some guidance with respect to the rationale behind Section 24(d). The House Report issued in connection with amendments to the Act affecting the elimination of the dealer exemption via Section 24(d) provided that the “continuous offering practices” of the UITs justified the requirement that all dealers be compelled to deliver a prospectus so long as the offering continued. H. Rep. No. 1542, 83rd Cong., 2d Sess. 21, 30 (1954). The Reform Release notes this as well. The legislative history is therefore consistent with the foregoing analysis that the existence of an ongoing offering is the basis for disallowing the dealer exemption, but refers to the existence of a primary offering generally rather than a constructive offering due to sponsor activity in the secondary market or due to an ongoing distribution by an underwriter. That the existence of a “continuous offering” justifies denying the Section 4(3) exemption is further evidenced by the omission of securities issued by closed-end companies under the Act from the provisions of Section 24(d). Closed-end companies do not continuously offer securities and Section 24(d) does not eliminate the Section 4(3) dealer exemption for securities issued by closed-end companies. See T. Frankel, The Regulation Of Money Managers, XXV, 513-514 (1980).

It is useful to explore what a “continuous offering” meant at the time the amendment to Section 24(d) disallowing the dealer exemption was passed. Prior to the adoption of Rule 415 under the Securities Act, with the exception of offerings involving employee benefit plans, options, warrants, convertible securities and other limited circumstances, securities that were continuously offered were also largely redeemable by definition. Continuous offerings outside the context of the Act became commonplace, however, with the adoption of Rule 415 in 1983. Continuous offerings under Rule 415, however, did not elicit the same concern with respect to prospectus delivery by dealers that was evidenced by the amendments to Section 24(d) in 1984; the exemption provided by Section 4(3) of the Securities Act remained applicable to continuous offerings under Rule 415.

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It is also useful to examine the prospectus delivery obligations applicable to dealers pursuant to Rule 174 under the Securities Act. These provisions relax the prospectus delivery obligations of dealers under the Securities Act in specified circumstances. The rule, as amended in 1988, reduced “the aftermarket prospectus delivery period with respect to offerings by issuers that were not reporting companies before filing their registration statements to 25 calendar days after the offering of securities that are listed on a national securities exchange .. . . .” SEC Securities Act Release No. 6763 (April 4, 1988) at 1 (the “Rule 174 Release”). The Rule 174 Release further stated that the “existence of regulatory requirements applicable to exchange listed . . . securities and market processes provide adequate investor protection to permit relaxation of the prospectus delivery requirement. Listing standards, filing and disclosure requirements, and market information requirements assure the availability and timely dissemination of material information.” Id. at 6.

Fund Shares, as listed securities, meet these criteria as well and likewise merit a reduction in the unnecessary compliance costs and regulatory burdens attendant to prospectus delivery obligations in the secondary market. Fund Shares are subject to the periodic reporting requirements for unit investment trusts pursuant to Section 30 of the Act. Additionally, because Shares are exchange-listed, prospective investors have access to several types of market information about the product. Real time quotations and last sale prices, the IIV made available every 15 seconds and volume information are continually available through the consolidated tape and are available throughout the day on brokers’ computer screens and other electronic services. The previous day’s price and volume information also is published in the financial section of newspapers. The Sponsor publishes daily, on a per Trust Share basis, the Income Net of Expense Amount. The Fund’s website contains quantitative information, updated on a daily basis, regarding the previous Business Day’s NAV and the reported closing price. The website also includes for each Trust, a calculation of the premium or discount of the closing price against NAV and data, in chart format, displaying the frequency distribution of discounts and premiums of the closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The available quotation, price, and volume information is exactly the kind of market information available regarding any other market-traded security. The above-described information regarding Fund Shares and the assets making up each Fund is in fact more information than is available to the holders of stock in the average company or even the average closed-end fund, which in each case make available only the periodic “snapshots” contained in annual and (in the case of non-investment companies) quarterly reports.

Also, the holders of Fund Shares or potential investors have available the most important information that is available with respect to any market-traded security, namely real-time quotations and reports of the price and volume of ADR shares and foreign exchange traded in the public market. The assured availability of all this information justifies granting the same relief from the prospectus delivery obligations as is afforded other Exchange Act reporting issuers.

Applicants further note that in addition to the foregoing information, one of the most basic features of Fund Shares is familiar to investors. Each Trust holds securities that are substantially similar in composition to an ADR. Although the foreign exchange markets may not be as well-known as some markets, information concerning the foreign exchange market is

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readily available to investors. Further, Fund Shares, as a cost-effective security, generate significant interest in the financial community, particularly among market participants. Broker-dealers and market analysts endeavor to become familiar with Fund Shares and follow with interest its performance and uses. In this process, such market participants no doubt form opinions of the product that they may share with their clients and other investors. This anticipated level of market interest results in even greater amounts of available information for investors.

In addition, Applicants point out that Rule 174 does not distinguish between securities that are offered continuously and those that are not. The prospectus delivery obligations effected by Rule 174 apply fully to securities continuously offered under the Securities Act that otherwise meet the requirements of the rule.

Assuming the rationale behind Section 24(d) is, as the legislative history indicates, requiring the delivery of a prospectus where there is a continuous offering of securities, the adoption of Rule 415 and current practices in connection with continuous offerings evidence an evolution in that thinking about attendant prospectus delivery requirements. Investment companies issuing securities that trade in the secondary market in the same manner as securities issued pursuant to the Securities Act should not be burdened with prospectus delivery requirements simply because they engage in continuous offerings when, at the same time, non-investment company issuers may make continuous offerings free of such restrictions in the secondary market. If Securities Act issuers are permitted to offer securities continuously and enjoy the benefits of Section 4(3), investment companies affected by Section 24(d) that list their securities on a marketplace for secondary market trading should not be deprived of the ability to do the same. This is indeed the case with respect to securities issued by closed-end investment companies, which are mostly listed securities and are not subject to the restrictions of Section 24(d). Fund Shares trade in a manner similar to shares of listed closed-end investment companies.16 However, in contrast to most closed-end investment companies whose shares trade at a discount against their net asset value, Fund Shares trade at a market price very close to its net asset value as discussed above; any significant discrepancy in the market price of Fund Shares as against the net asset value per Fund Share will encourage arbitrageurs to enter the market with the result that such price disparity would be corrected.

Applicants note that the level of secondary market trading in Fund Shares has outweighed greatly the primary market activity of purchasing Creation Units.

For all the reasons set forth above, although each Fund technically will be making a continuous offering during its lifetime due to the continued purchase of Creation Units, the market reality is that Fund Shares trade on an Exchange in a manner similar to shares of closed-end funds (except for the tendency of such closed-end funds to trade at a discount as noted above) or other market place-listed operating companies. Applicants therefore assert that the secondary market in Shares have the same characteristics as the secondary market in any other

16     Fund Shares also trade in a manner similar to SPDRs, MidCap SPDRs, Diamonds and Nasdaq-100 Shares.

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market-traded equity security, and should be treated similarly with respect to prospectus delivery obligations.

At the time the relevant provisions of Section 24(d) were enacted, securities issued by UITs were not typically, if ever, listed on an Exchange (nor did they trade in any other nationally recognized marketplace). Where such securities trade in the secondary market in the manner typical to UIT securities, i.e., due primarily to the efforts of the UIT’s sponsor, the application of prospectus delivery requirements of Section 24(d) is consistent with the legislative intent. Applicants are unable to locate anything in the legislative history of Section 24(d), however, that envisions the application of Section 24(d) to securities issued by a UIT that are also listed on a nationally recognized marketplace for trading in the secondary market. However, in light of Congress’ extensive treatment of distribution issues during the legislative process leading to the Act, and in view of the fact that no mention is made of listed UITs, Applicants infer that Congress did not contemplate the possibility of listing UITs. See H. Rep. No. 1542, 83rd Cong., 2nd Sess. 21 (1954).

Applicants also wish to observe that the fact that Rule 174 applies to securities offered continuously pursuant to Rule 415 demonstrates that the existence of a continuous offering does not in and of itself result in the requirement that a prospectus be delivered in connection with all secondary market sales. Fund Shares trade just as the securities of publicly-traded non-investment companies trade: in the marketplace and without intervention or market making by the issuer.

Applicants therefore request that the Commission enter an order under Section 6(c) of the Act to grant relief from the provisions of Section 24(d) to the extent necessary to continue to allow the sale of Fund Shares by dealers17 in the secondary market without the delivery of a prospectus. This exemption would be consistent with the public interest and the protection of investors for several reasons. Current prospectuses for Fund Shares are available at the Exchange at no charge for any retail investor who wishes to obtain a copy. As is the case with any other listed security, the efficiencies and structure of the marketplace determine the value of the product and provide protection to the investor. Moreover, if the relief requested is granted, the Commission would not set a harmful precedent because of the unique nature of the product and the limited context of the relief requested. Fund Shares, as discussed above, are distinguishable from securities typically issued by UITs. The relief requested for the reasons stated would have limited, if any, application outside the context of Fund Shares.

An additional concern relates to the cost and administrative burden associated with compliance with the prospectus delivery requirement imposed by Section 24(d). The costs of producing and mailing a lengthy prospectus are substantial; the administrative support required to document compliance with prospectus delivery requirements is also significant. Further, dealers are significantly less receptive to a product in which secondary market prospectus

17     Section 2(12) of the Securities Act defines “dealer” as: “any person who engages either for all or a part of his time, directly or indirectly, as agent, broker or principal, in the business of offering, buying, selling or otherwise dealing or trading in securities issued by another person.”

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delivery requirements are imposed. The impact that a prospectus delivery requirement would have on Fund Shares would clearly materially and adversely impede the continued success of the product.

While Applicants believe that the delivery of a prospectus to investors purchasing Fund Shares in secondary market transactions is unnecessary and that the applicable statutory and regulatory requirements together with market forces will assure the adequate dissemination of information, the Exchange requires by rule that its members and member organizations provide purchasers of Fund Shares with the Product Description and, upon the request of any such purchaser, a prospectus. Such prospectus is free of charge to retail investors.

On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 24(d) are not relevant to the circumstances under which Fund Shares are sold in the secondary market and respectfully request exemptive relief. Applicants wish to note that they are not seeking relief from the requirements to deliver a prospectus in the primary market to those investors who purchase Creation Units, nor are they seeking relief from the requirements that an issuer deliver a prospectus. Rather, Applicants are seeking an exemption to permit dealers to utilize the exemption provided by Section 4(3) of the Securities Act to sell Fund Shares in the secondary market unaccompanied by a prospectus, when prospectus delivery is not otherwise required by the Securities Act.

D.	SECTION 26(a)(2)(C) OF THE ACT

Section 26(a)(2)(C) of the Act provides that no depositor of a registered unit investment trust shall sell any security of which such trust is the issuer unless the trust indenture provides that no payment to the depositor of or a principal underwriter for such trust or to an affiliated person or agent of such depositor or underwriter, shall be allowed, excepting payment of a fee for the performance of bookkeeping and other administrative services of a character normally performed by the trustee or the custodian. Such excepted fees have generally been limited to payment for portfolio supervisory services performed by the sponsor of a UIT. See Act Rule 26a-1. In addition, pursuant to no-action letters, under certain circumstances, some of the costs of updating a trust’s registration statement, including auditing, legal, typesetting and related costs and filing fees, may be charged as a trust expense. See Kemper Sales Co. (avail. Jan. 3, 1985) and Defined Asset Funds (avail. Dec. 23, 1998).

Certain expenses incurred by the Sponsor in connection with the maintenance of a Fund will be charged to the Fund. Specifically, these expenses are (a) reimbursement of amounts paid by it in respect of the license fees pursuant to the license agreements; (b) federal and state annual registration fees and other fees and expenses incurred in connection with the issuance of Shares, including printing, legal and independent accountant and other expenses in connection with the updating of a Fund’s registration statement; and (c) all expenses of the Sponsor relating to the printing and distribution of marketing materials describing Shares and the Fund (including, but not limited to, associated legal, consulting, advertising, marketing costs and other out-of-pocket expenses such as printing).

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Applicants believe that both because of the circumstances outlined below and because the amount of such Fund expenses charged in any one year pursuant to the Section 26(a)(2)(C) exemption requested above will be limited, relief from the restrictions of Section 26(a)(2)(C) should be granted so as to allow the Fund to bear such expenses as specified above. Ordinarily, a sponsor of a unit investment trust has an opportunity to profit in connection with the creation of, the trust in one of two ways; first, through the difference between the acquisition cost of securities and their value on the date of deposit and, second, through the imposition of a charge on the sale of units. In addition, to the extent a secondary market is maintained for the units, a charge is imposed on all resales of units and gains may also be realized on market value fluctuations of units held for resale. Therefore, expenses normally incurred in the creation and maintenance of a trust can be offset against the profits made in connection with the sale or resale of its units. With respect to the Funds, no such opportunity for profit-making exists. Because Creation Units are issued through the exchange of Deposit Securities and a Cash Component for Creation Units, there is no acquisition profit; in addition, no sales charge is imposed on any such exchange. Furthermore, the Sponsor will not be involved in the maintenance of a secondary market for Shares, either in Creation Unit size aggregations or otherwise.

Although no direct charge is allowable against a trust for these types of expenses, they are nonetheless being borne indirectly by purchasers of trust units through the payment of a sales charge. Applicants contend that allowing such expenses to be directly charged against each Fund is no more disadvantageous to Fund shareholders than allowing them to be imposed indirectly as offsets to charges which in the Applicants’ case are not imposed. In addition, Beneficial Owners benefit from the fact that no component of profit to the Sponsor is included in the expense items charged to the Fund as is the case where a sales charge is assessed.

The rationale for the limitations imposed by Section 26(a)(2)(C) was the fear that sponsors could take unfair advantage of a trust, particularly in light of the fact that profits were already being generated by sales charges and market profits. This possibility is not present in the proposed transaction, however, because no such opportunity exists for the Sponsor to reap such benefits.

On the basis of the foregoing, Applicants believe it is appropriate in the public interest and consistent with the protection of investors to grant the requested relief.

The Applicants believe that since the Sponsor and its affiliates are not expecting to recover any of the types of profits that sponsors of UITs typically receive and since the licensing fees are comparable to the licensing fees charged in comparable situations, the charging of the licensing fee to the Funds is appropriate.18

18 For the same reasons, Applicants believe it appropriate for the Sponsor to be permitted to recover its costs in connection with the development of the Funds, as discussed above at note 11.

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On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 26(a)(2)(C) are not relevant to circumstances relating to the Funds and that an exemption from the provision of Section 26(a)(2)(C) is appropriate.

E.	SECTION 17(a)(1), (a)(2) and (d)(4) OF THE ACT

1.	Purchase and Redemptions by Affiliated Persons

Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow holders of 5% or more, or more than 25%, of outstanding Fund Shares, and affiliated persons of such persons so long as they are not otherwise affiliated with the Funds, to effectuate purchases and redemptions “in kind”.

Section 17(a) of the Act, in general, makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company, . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . by the depositor thereof; (2) knowingly to purchase from, such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer)

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act authorizes the Commission to exempt by order any transaction “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

Section 2(a)(3) of the Act defines an affiliated person as

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote,

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by such other person, (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) any investment adviser [of an investment company] or member of an advisory board thereof; and (F) . . [the depositor of any] unincorporated investment company not having a board of directors.

For purposes of Section 2(a)(3)(C), Section 2(a)(9) defines control to include “the power to exercise a controlling influence over the management or policies of a company” and states that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.” To the extent that there are twenty (20) or fewer holders of Fund Shares some or all of such holders will be 5%, or more than 25%, owners of the Fund and would therefore be deemed to be affiliates of the Fund under, respectively, Section 2(a)(3)(A) or 2(a)(3)(C). For so long as such Fund’s Beneficial Owners were deemed to be affiliates (e.g., so long as 20 or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing securities with the Trustee in return for the requisite number of Fund Shares (an “in kind” purchase) and likewise Section 17(a)(2) could be read to prohibit such persons from entering into an “in kind” redemption procedure with the Fund. Moreover, under other circumstances, a holder of Fund Shares might accumulate 5% or more, or more than 25%, of the Fund’s securities. Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in kind” purchases or “in kind” redemptions of Creation Units.

All investors seeking to purchase or redeem Creation Units of a Fund are treated alike. All investors, whether affiliated or non-affiliated, who purchase/redeem Creation Units are priced in/out at the Fund’s next calculated net asset value. A redeeming Fund Share holder receives Portfolio Securities and, if applicable, cash representing the fractional undivided interest in the Fund of each Creation Unit. In all cases, a security deposited into or redeemed from a Fund is valued in the same manner, and using the same standards, as that security is valued for the purpose of calculating the Fund’s net asset value.19 In all respects, Fund affiliates making in-kind purchases and redemptions are treated no differently from non-affiliates making in-kind purchases and redemptions.

19     The value of the Portfolio Securities is determined by the Evaluation Agent in good faith according to the provisions of the Indenture. Such evaluation is generally based on the closing sale price on that day (unless the Evaluation Agent deems such price inappropriate as a basis for evaluation) or, if there is no such appropriate closing sale price, at the closing bid price (unless the Evaluation Agent deems such price inappropriate as a basis for valuation). If there is no such closing bid price available, such evaluation is generally made by the Evaluation Agent in good faith based on (a) the closing price on another market on which the Portfolio Security is traded (unless the Evaluation Agent deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, at the closing bid price on such other market, (b) on current bid prices, (c) if bid prices are not available, on the basis of current bid prices for comparable securities, (d) by the Evaluation Agent appraising the value of the securities in good faith on the bid side of the market, or (e) by any combination thereof. The value of the Currency Hedge Contract is valued by FTSE pursuant to a contract with the Fund.

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Applicants also note that the ability to take deposits and make redemptions “in kind” helps each Fund to achieve the Fund’s objectives in that it results in the trading price of the Fund Shares closely approximating the value of the Fund’s assets. Applicants do not believe that “in kind” purchases and redemptions result in abusive self-dealing or overreaching, but rather assert that such procedures are implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in kind” purchases and redemptions are made on terms reasonable to the Fund and the affiliated persons because the Portfolio Securities and Currency Hedge Contract are valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities is the same as that used for calculating “in kind” purchase or redemption values and therefore creates no opportunity for the affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares. Similarly, Applicants submit that by using the same standards for valuing Portfolio Securities as are used for calculating “in kind” redemptions or purchases, each Fund ensures that its net asset value is not adversely affected by such securities transactions.

2.	Currency Hedge Contract and License Fee Paid to BNY Mellon

Applicants also seek an exemption from Section 17(a) pursuant to Section 17(b) to permit BNY Mellon to act as Counter-Party in the Currency Hedge Contract. Section 2(a)(30) of the Act defines a “Promoter” as “a person who, acting alone or in concert with other persons, is initiating or directing, or has within one year initiated or directed, the organization of such company.” Because BNY Mellon has been extensively involved in the design and creation of the Funds, it is possible that BNY Mellon would be considered a promoter of the Funds.

Applicants propose that the BNY Mellon act as the Counter-Party to the Fund with respect to the Currency Hedge Contract, either as agent on behalf of other financial institutions (which could be affiliates of the Fund) or on its own behalf or in both capacities. BNY Mellon, or any affiliated financial institution acting as Counter-Party raises two issues under Section 17(a). First, by entering into the Currency Hedge Contract, the Counter-Party may be deemed to be selling property to the Fund. Second, pursuant to the terms of the Currency Hedge, when accrued mark to market payments are settled, the Counter-Party may be obligated to deposit additional Portfolio Securities with the Fund.20 As a result, BNY Mellon or the affiliated financial institution may be deemed to be violating Section 17(a) of the Act when it deposits those Portfolio Securities.

With respect to the first issue, we note that the Counter-Party will not charge the Fund any premium or fees in connection with the swap. This is contrary to normal industry practice where the liquidity provider to the swap will charge the other side for providing liquidity.

No Counter-Party will have any discretion with respect to the amount payable under the Currency Hedge Contract. The notional value will adjust by formula based on the valuation of

20 Although the Applicants anticipate that BNY Mellon will pay its liability to the Fund in the form of Portfolio Securities, they may determine that the Currency Hedge Contract instead provide that BNY Mellon pay its liability to the Fund in cash.

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the Portfolio Securities as determined for the Fund NAV and on the valuation of the foreign currency as calculated by FTSE21 which is an unaffiliated third party. Profit and loss on the Currency Hedge Contract will be marked to market daily for purposes of calculation of the NAV and IIV and will be based on the FTSE/Cürex 4pm FIX or some other independent third party measure. At least once per month or when mark to market payments exceed a specified percentage of the notional value of the swap, the mark to market payments will be settled and the liabilities of the parties reduced to approximately zero. If the Local Currency has declined, the Counter-Party will pay the variance to the Fund in the form of Portfolio Securities priced based on the same basis as the NAV22. If the Local Currency has risen, the Fund’s custodian will sell Portfolio Securities and make the payment of the Fund’s liability in cash.

Section 17(a) prohibits an affiliated person, promoter or underwriter of a registered investment company or any affiliate of those persons, to buy or sell any property from or to such registered company unless the affiliate files an application for an exemption from those provisions. As a preliminary matter, it is not clear that the currency hedge involves the purchase or sale of any property because no Fund will pay anything to enter into the Currency Hedge Contract. Second, Section 17(a)(1)(c) provides an exception for “securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.” Since the Currency Hedge Contract will be entered into before or at the time the fund is seeded, we believe that the hedge contract falls within the intent of Section 17(a)(1)(c), notwithstanding that the hedge contract may not be a security.

Section 17(b) provides that the Commission shall grant such exemption if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this subchapter; and

(3) the proposed transaction is consistent with the general purposes of this subchapter.

We submit that entering into the Currency Hedge Contract meets all of the conditions of Section 17(b). There is no consideration to be paid or received by the Counter-Party and because mark to market calculations are made by an unaffiliated third party, FTSE, there can be no overreaching. The Currency Hedge Contract is consistent with the investment policy of the

21 FTSE indices are used extensively by market participants worldwide for investment analysis, performance measurement, asset allocation and hedging. FTSE’s transparent rules-based methodology is overseen by independent committees. FTSE is wholly owned by London Stock Exchange Group.

22 Thus, if BNY Mellon owed the fund $10,000 in mark to market payments, and the ADRs were priced at $51 per share for purposes of the NAV calculation, BNY Mellon would deliver 196 ADR shares to the fund reducing the mark to market to $4.

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Funds and is consistent with the Act since the Fund shareholders benefit and there is no discretion on the part of the Counter-Party to abuse a Fund.

With respect to settlement of mark to market obligations by delivery of Portfolio Securities to the Fund, we note that this is quite similar to the delivery of portfolio securities in the creation of traditional ETFs. In an in-kind creation, the AP is settling a payment obligation by delivering portfolio securities valued at the same price as is used in calculating the ETFs NAV on that day. Similarly, here, the Counter-Party will satisfy a mark to market obligation by delivering Portfolio Securities valued at the same price as is used in calculating the Fund’s NAV on that day.

Each mark to market calculation in the Currency Hedge is based on a valuation of the local foreign currency by an independent third party calculator. The Counter-Party has no ability to influence or control the calculation of this mark to market amount. Similarly, when the Counter-Party is required to deposit Portfolio Securities to the Fund, the valuation of those securities is performed by the Evaluation Agent and is the same valuation used in calculating the Fund’s NAV and not within the control of the Counter-Party.

Accordingly, Applicants respectfully suggest that it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Sections 17(a)(1) and 17(a)(2) to permit BNY Mellon and any financial institution affiliated with the Fund to act as the Counter-Party to the Fund with respect to the Currency Hedge Contract, and, acting as Counter-Party in the Currency Hedge Contract, to settle mark to market obligations to the Fund by the deposit of Portfolio Securities provided the calculation of the mark to market amounts and the valuation of the Portfolio Securities are made by independent third parties.

Applicants also assert that, if BNY Mellon’s granting of a license to the Funds is regarded as a sale of property to the Funds, the license agreement between the Funds and BNY Mellon is nevertheless consistent with the intent of Section 17(a)(1). The license granted the Funds by BNY Mellon will permit the Funds to use the name “BNY Mellon ADRPLUS”, “BNY Mellon” and “ADRPLUS” and to utilize certain intellectual property developed by or licensed to BNY Mellon that is related to the calculation of the notional value of the Currency Hedge Contract. BNY Mellon has incurred significant costs to acquire and develop the licensed intellectual property. The license fee paid to BNY Mellon will be fully disclosed in the Funds’ Prospectus. The proposed license fee is commercially reasonable, necessary for the operation of the Funds, and not overreaching. The Applicants therefore believe that permitting the payment to BNY Mellon of the proposed license fee is consistent with purposes and protections to investors intended to be provided under Section 17(a)(1).23

23 Applicants intend for the Funds to reimburse the Sponsor and BNY Mellon for their costs of development of the Funds as discussed above at note 11. To the extent such reimbursement would be regarded as a transaction prohibited by Section 17(a), Applicants also request relief to provide such reimbursement.

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3.	Joint Transaction Issues under Section 17(d) and Rule 17d-1

Applicants also seek an order pursuant to Rule 17d-1 that would permit the Sponsor and other affiliates of the Funds to engage in affiliated transactions otherwise prohibited under Section 17(d) and Rule 17d-1.

Section 17(d) states in part that

it shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . . acting as principal to effect any transaction in which such registered company . . . is a joint or a joint and several participant with such affiliated person, [or] principal underwriter ... in contravention of such rules and regulations as the Commission may prescribe...

Rule 17d-1 states in part that

No affiliated person of or principal underwriter for any registered investment company . . . and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered investment company . . . is a participant . . . unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order [of the Commission]...

Applicants seek an order pursuant to Rule 17d-1 that would permit BNY Mellon (which is not an affiliated person with respect to the Funds) to engage with Counter-Parties which are affiliates of the Fund in the Currency Hedge Contract and to permit the Sponsor to enter into a license agreement with the Trustee on behalf of the Fund and to receive license fees payable from the Fund.

In granting such an application, consideration is given to whether the participation in such joint enterprise is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Rule 17d-1(c) defines ‘joint enterprise or other joint arrangement,” in part, as:

any written or oral plan, contract authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof

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and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan. . . .

Section 17(d), in pertinent part, makes it unlawful for any affiliated person of a registered investment company (or any affiliated person thereof), acting as principal to effect any transaction, joint enterprise or other joint arrangement or profit-sharing plan24 in which such registered company is a joint or a joint and several participant with such person or affiliated person in contravention of SEC rules and regulations for the purpose of limiting or preventing participation by such registered company on a basis different from or less advantageous than that of such other participant.

The legislative history of Section 17 illustrates that the section was designed: (1) to prohibit “self-dealing” between insiders of a registered investment company and the investment company itself to ensure consistency with the policies of the investment company and the purpose of the 1940 Act25 and (2) to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting insider abuse, ensuring that the investment company and the affiliated persons in a joint arrangement participate on equal terms, and ensuring that in a joint arrangement, an investment company is treated fairly or has been clearly advantaged by the transaction.26 Stated otherwise, Section 17(d) was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons.27 Section 17(d) and Rule 17d-1, taken together, are designed to ensure fair dealing and no overreaching in connection with joint transactions involving an investment company and its affiliated persons.28

24 Rule 17d-1 implements the Commission’s Section 17(d) mandate, and provides that it is unlawful for any affiliate to participate in, or effect any transaction in connection with, a “joint enterprise or other joint arrangement or profit-sharing plan” in which the fund participates, unless the transaction has been pre-approved by the Commission. Rule 17d-1(c) defines the phrase “joint enterprise or other joint transaction or profit-sharing plan” to include any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a fund and any affiliate have a joint and several participation.

25 S. Res. 3580, Cong. 3d Sess., 86 CONG. REC. 7846 (1940)(enacted).

26 See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

27 In the Matter of Sequoia Partners, L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994), 57 SEC Docket 2251.

28 See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of Commission rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”)).

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The Staff has suggested that a conflict of interest may arise if an affiliated person has both a material pecuniary incentive and the ability to influence an investment company.29 The Staff has also taken the position that for Section 17(d) and Rule 17d-1 to apply to a transaction with an affiliated person that some element of “profit motive must generally be present.”30

Rule 17d-1 stipulates that a joint transaction described in Section 17(d) may not be entered into between a registered investment company and an affiliate thereof “unless an application… has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted.” As stated in footnote 4 to Investment Company Act Release No. 10698, dated May 16, 1979, “the prohibitions which were enacted as Section 17(d) are concerned only that an investment company and controlled companies thereof would be disadvantaged in participating in a proposed joint transaction with affiliated or certain other persons.”

We believe that the Currency Hedge Contract does not provide any disparate benefit to any financial institution that is an affiliate of the Fund that is a Counter-Party. Permitting a financial institution that may be deemed an affiliate of a Fund to act as Counter-Party in the Currency Hedge Contract does not involve any “self-dealing” by the affiliate, as contemplated by Section 17(d). Financial institutions who are deemed affiliates of a Fund cannot exert undue influence on the Fund because, as noted above, they do not determine the Portfolio Securities to be deposited in the Fund, and does not have any discretion with respect to the Currency Hedge Contract.

Applicants also assert that the license agreement between the Funds and the Sponsor are consistent with the intent of Section 17(d)(1). The license granted the Funds by Sponsor will permit the Funds to use certain intellectual property developed by or licensed to the Sponsor that is essential to the operation of the Funds. It is anticipated that the Funds will pay to the Sponsor a license fee not exceeding 5 basis points per year. The Sponsor has incurred significant time and expense to develop the licensed intellectual property and the license fee will permit it to realize a commercially reasonable return on this investment. Although the Sponsor may receive reimbursement for certain marketing expenses and payments for its services as Sponsor, it will not receive any payments from the Funds in excess of its costs other than this license fee. The Sponsor has expended and will continue to expend significant internal resources in developing

29 See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (Jun. 7, 2000) (“MassMutual”), which involved the aggregation of orders of investment companies, private accounts and Mass Mutual proprietary accounts for the purchase of private placement securities. The Staff noted in MassMutual that the mere aggregation of the orders of an investment company and those of its affiliated persons for the purchase or sale of private placement securities would not violate Section 17(d) and Rule 17d-1 when the aggregation does not involve a conflict of interest between the investment company and its affiliated persons (or the negotiation of any of the terms of the securities), provided that the investment company participates on terms no less advantageous than those of any other participant. See also Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. 10886 (Oct. 2, 1979) (citing Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess., at 256-59 (1940)).

30 SMC Capital, Inc., SEC No-Action Letter (Sep. 5, 1995). See also SEC v. Talley Industries, Inc., 399 F.2d 396 (2d Cir. 1978), cert. denied, 393 U.S. 1015 (1969).

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and managing the structure and operation of the Funds. The license fees paid to the Sponsor will be fully disclosed in the Funds’ Prospectus and Applicants believe that the fees are commercially reasonable and, as to the license fee paid to the Sponsor, not inconsistent with the fees imposed by the sponsors of other UITs in their sales loads.

Based upon the above facts and circumstances, we believe that the proposed license fees would be fully consistent with the policies underlying Rule 17d-1 and would result in the assurance of fairness that led the Commission to adopt Rule 17d-1 as well as its amendments. Moreover, to the extent payment of the license fee to the Sponsor would be prohibited by Section 26(a)(2)(C), Applicants believe that the circumstances of the Fund warrant relief from such the limitations of such Section, because the Sponsor will have ongoing responsibilities and providing ongoing services without the ability to obtain the typical benefits of a UIT sponsor through sales load and other revenues.

F.	SECTION 12(d)(1) OF THE ACT

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The Applicants request relief to permit Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any broker-dealers to sell Shares of the Funds in excess of the limits in Section 12(d)(1) (B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Concerns Underlying Sections 12(d)(1)(A) and 12(d)(1)(B)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company. In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company. As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

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[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”31

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies). These abuses included: (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).

Applicants submit that the concerns underlying Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.

a.	Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Certain conditions listed above are specifically designed to address the potential for a Fund and certain affiliates of a Fund to exercise undue influence over a Fund and certain of its affiliates (including Underwriting Affiliates). For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, Sponsor or employee of the Fund, or a person of which any such officer, director, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Conditions listed above are intended to ensure that the Trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Participation Agreement which must be in effect between the Trust (on behalf of a Fund) and a Fund at the time an investment is made in excess of Section 12(d)(1)(A).

31      House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

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A Fund would also retain its right to reject any initial investment by a Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Participation Agreement with the Fund.

b.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;32 (ii) fund holding companies subject their investors to two layers of advisory fees;33 and (iii) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the fund holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here: (1) the overall expenses for the Funds will be relatively low; (2) the Funds can be used to expand investment opportunities by the Investing Funds and will provide investment services to the Investing Funds that will likely differ from, and do not merely duplicate the advisory services provided by the Investing Funds; and (3) the Funds do not expect to impose sales loads on the purchase of shares so that shareholders of the Investing Funds will not pay a second layer of sales charges in connection with the investment of the Funds.

Before approving any contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

Fund Shares are sold without sales charges.34 An Investing Fund Adviser or an Investing Trust’s trustee (“Trustee”) or Investing Fund Sponsor will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser or Trustee or Investing Fund Sponsor, or an affiliated person of the Investing Fund

32      SEC’s 1966 report to Congress, PPI Report at 319-320.

33      Id. at 318.

34      Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

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Adviser or Trustee or Investing Fund Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-Adviser. Present conditions prevent any sales charges and/or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds as set forth in Rule 2830 of the National Association of Securities Dealers (“NASD”).35

c.	Complex Structures

The PPI Report also expresses concern that the popularity of these transactions could lead to the creation of more complex vehicles that would not serve any meaningful purpose.36 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”37 Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds. Applicants submit that the Funds would provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Investing Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

G.	DISCUSSION OF PRECEDENT

The relief requested is similar to that granted by the Commission in the SPDR Order, other than as expressly addressed in this Application. In this order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.38 Like that applicant and others, the Applicants seek relief to permit a Fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to the operation of exchange-traded funds.39

35      FINRA, created in July 2007, is a self-regulatory organization and is the successor to the NASD. The FINRA rules include both NASD Rules and certain NYSE Rules that FINRA has incorporated.

36      PPI Report at 321.

37      Id. at 320.

38      See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

39      In the Matter of the Select Sector SPDR Trust, et al., IC Rel No. 23492 (Oct. 20, 1998) (notice) and IC Rel. No. 23534 (Nov. 13, 1998) (order) (“SPDRs Order”); which application sought relief pursuant to Section 6(c) of the

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VI.	CONDITIONS OF THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	SECTION 12(d)(1) AND OTHER RELIEF

1.	Each Trust’s prospectus and Product Description will clearly disclose that, for purposes of the Act, Fund Shares are issued by a registered investment company, and the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in Fund Shares beyond the limits in Section 12(d)(1)(A), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Trust regarding the terms of the investment.

2.	As long as a Trust operates in reliance on the requested order, the Fund Shares will be listed on an Exchange.

3.	The website for the Trusts, which will be publicly accessible at no charge, will contain the following information, on a per Trust Share basis, for each Trust: (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. In addition, the Product Description for each Trust will state that the website for the Trusts has information about the premiums and discounts at which the Fund Shares have traded.

4.	The prospectus and annual report for each Trust will also include: (a) the information listed in condition 3(b), (i) in the case of the prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the

Act requesting exemptions under Sections 2(a)(32), 5(a)(1), and Rule 22c-1, and pursuant to Section 6(c) and Section 17(b) of the Act from the provisions of Section 17(a). See also In the Matter of MidCap SPDR Trust, Series 1, IC Rel. No. 20797 (Dec. 23,1994) (notice) and IC Rel. 20844 (Jan. 18, 1995) (order) (“MidCap Order”); In the Matter of Diamonds Trust, et al., IC Rel. No. 22927 (Dec. 5, 1997) (notice) and IC Rel. No 22979 (Dec. 30, 1997) (order) (“Diamonds Order”); In the Matter of the Nasdaq 100 Trust, et al., IC Rel. No. 23668 (Jan. 27, 1999) (notice) and IC Rel. No. 23702 (Feb. 22, 1999) (order) (“Nasdaq-100 Trust Order”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc., IC Rel. No. 17613 (Jul. 25, 1990) (notice) and IC Rel. 17809 (Oct. 19, 1990) (order) (“SuperTrust”), granting exemptions under Section 6(c) from Sections 4(2), 22(c) and Rule 22c-1 thereunder, and 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving the exchange of shares of Capital Market Fund, Inc. for units of beneficial interest (“SuperUnits”) of the SuperTrust, each separable at the option of the holder into two complimentary components of interest (“SuperShares”).

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immediately preceding five years, as applicable; and (b) the following data, calculated on a per Trust Share basis for one, five and ten year periods (or life of that Trust), (i) the cumulative total return and the average annual total return based on NAV and closing price, and (ii) the cumulative total return of the relevant ADR+ Security.

5.	Before a Trust may rely on the order, the Commission will have approved pursuant to Rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Fund Shares to deliver a Product Description to purchasers of Fund Shares.

VII.	Names and Addresses

The following are the names and addresses of the Applicants:

BNY Mellon ADRPLUS Funds Trust

350 Main St., Suite 9
Bedminster, New Jersey 07921

Precidian ADRs LLC
350 Main St., Suite 9
Bedminster, New Jersey 07921

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

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VIII.	Authorizations and Signatures

AUTHORIZATION

PRECIDIAN ADRS LLC

In accordance with Rule 0-2(c) under the Act, Mark Criscitello, in his capacity as Principal of Precidian Investments LLC, the sole member of Precidian ADRs LLC (“Precidian”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Precidian pursuant to his general authority as Principal and pursuant to the following resolutions duly adopted by Precidian on August 1, 2014:

RESOLVED, that the Principal be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 4(2), 22(d), 22(e), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Principal and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

RESOLVED, that any and all actions heretofore taken by the Principal and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Principal and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

*******

[Signature is on next page.]

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Precidian ADRs LLC
By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello

Title: Principal

Dated: August 1, 2014
48

AUTHORIZATION

BNY MELLON ADRPLUS FUNDS TRUST

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by BNY Mellon ADRPLUS Funds Trust have been taken, and that as a Sponsor of BNY Mellon ADRPLUS Funds Trust, it is authorized to execute and file the same on behalf of BNY Mellon ADRPLUS Funds Trust and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRECIDIAN ADRS LLC on behalf of BNY MELLON ADRPLUS FUNDS TRUST

By:	/s/ Mark Criscitello
Name:	Mark Criscitello

Title:	Principal

Dated:	August 1, 2014
49

AUTHORIZATION

PRECIDIAN ADRS LLC (“SPONSOR”)

In accordance with Rule 0-2(c) under the Act, Mark Criscitello states that all actions necessary to authorize the execution and filing of this Application by Precidian ADRs LLC have been taken, and that as a Principal of Precidian Investments LLC, the sole member thereof, he is authorized to execute and file the same on behalf of Precidian ADRs LLC and all actions necessary to execute and file such instrument have been taken. Mark Criscitello further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ADRs LLC
By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello

Title: Principal

Dated: August 1, 2014
50

AUTHORIZATION

FORESIDE FUND SERVICES, LLC (“DISTRIBUTOR”)

In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as President of Foreside Fund Services, LLC he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC and all actions necessary to execute and file such instrument have been taken. Mark Fairbanks further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks

Title:	President

Dated:	August 1, 2014
51

VERIFICATION

ADRPLUS FUNDS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ADRPLUS Funds Trust, that he is a Principal of Precidian ADRs, LLC, the Sponsor of such trust and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ADRs LLC on behalf of BNY Mellon ADRPLUS Funds Trust

By:	/s/ Mark Criscitello
Name:	Mark Criscitello

Title:	Principal

Dated:	August 1, 2014
52

VERIFICATION

PRECIDIAN ADRS LLC (“SPONSOR”)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Precidian ADRs LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Precidian ADRs LLC

By:	Precidian Investments LLC
Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello

Title: Principal

Dated: August 1, 2014
53

VERIFICATION

FORESIDE FUND SERVICES, LLC (“DISTRIBUTOR”)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Foreside Fund Services, LLC, that he is President of Foreside Fund Services, LLC and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Foreside Fund Services, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks

Title:	President

Dated:	August 1, 2014
54